

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of
Corporation
Finance

January 11, 2011

Mr. Neville Pearson
President
Western Lucrative Enterprises, Inc.
73726 Alessandro Dr., Suite 103
Palm Desert, CA 92260

> **Re: Western Lucrative Enterprises, Inc.**
> **Post-Effective Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed November 22, 2010**
> **File No. 333-0152950**

Dear Mr. Pearson:

We have reviewed your post-effective amendment and your response letter dated January 3, 2010 (and filed January 10, 2011) and have the following comments. Where prior comments are referenced, they refer to our letter dated December 1, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 2, indicating that a Current Report on
        Form 8-K addressing our comment has been filed concurrently. However, as of
        the date of this letter, no such Form 8-K appears to have been filed. Accordingly,
        we reissue prior comment 2 in its entirety and ask that you tell us when you
        changed your fiscal year and why such event was not reported on a Form 8-K
        pursuant to Item 5.03.

2.   We note your response to prior comment 3. However, we are unable to concur
        with your conclusion. Specifically, Item 512(d) of Regulation S-K appears
        inapplicable and the prospectus contained in the post-effective amendment you
        filed continues to be incomplete. Accordingly, we reissue prior comment 3 in its
        entirety. Please revise your filing to ensure that the prospectus conforms to
        Section 10 of the Securities Act of 1933 and update your prospectus to a
        reasonably current date. We direct your attention to the item requirements of
        Form S-1. Ensure that your amendment contains materially complete
        amendments/responses to each item of that form.

        Please direct all questions to Courtney Haseley at (202) 551-3548 or, in her
absence, to me at (202) 551-3462.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via facsimile: (702) 382-1759
Harold Gewerter, Esq.